SO
12/16/02

02019300

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 8132

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/01 (MM/DD/YY) AND ENDING 10/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BERNARD L. MADOFF INVESTMENT SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

885 Third Avenue
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED DEC 09 2002 WASH. D.C. 180

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Enrica Cotellessa-Pitz 212-230-2424 Ext. 2429
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Friehling & Horowitz, CPA's P.C.
(Name – *if individual, state last, first, middle name*)

Four High Tor Road	New City	New York	10956
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Bernard L. Madoff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bernard L. Madoff Investment Securities LLC, as of October 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Sole Member
Title

Notary Public

H. DAVID BERKOWITZ
NOTARY PUBLIC, State of New York
No. 60-4963036
Qualified in Westchester County
Commission Expires February 26, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of ~~Income (Loss)~~ Operations.
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- * ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ** ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- *** ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* See Note 3 Supplementary Information
** See Note 1 Supplementary Information
*** See Note 2 Supplementary Information

FRIEHLING & HOROWITZ, CPA'S, P.C.
FOUR HIGH TOR ROAD
NEW CITY, NEW YORK 10956
845-634-1254
FAX: 845-634-2310

Bernard L. Madoff Investment Securities LLC
885 Third Avenue
New York, New York 10022

INDEPENDENT AUDITORS' REPORT

Gentlemen:

We have audited the accompanying statement of financial condition of Bernard L. Madoff Investment Securities LLC (the "Company") as of October 31, 2002 and the related statement of operations, changes in ownership equity and cash flows for the fiscal year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bernard L. Madoff Investment Securities LLC at October 31, 2002, and the results of its operations and cash flows for the fiscal year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information referred to in the alternate net capital requirement is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New City, New York
December 5, 2002

Friehling & Horowitz, CPA'S P.C.

BERNARD L. MADOFF INVESTMENT SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
AS OF OCTOBER 31, 2002

ASSETS

		Allowable	Non-Allowable	Total
1.	Cash	$ 85,218,404	$	$ 85,218,404
2.	Cash segregated in compliance with federal and other regulations	75,820		75,820
3.	Receivable from brokers or dealers and clearing organizations:			
	A. Failed to deliver:			
	2. Other	292,607		292,607
	B. Securities borrowed:			
	2. Other	260,705,832		260,705,832
	D. Clearing organizations:			
	2. Other	4,019,275		4,019,275
	E. Other	832,074		832,074
7.	Securities and spot commodities owned, at market value:			
	B. U.S. and Canadian government obligations	127,265,200		
	E. Stocks and warrants	250,514,643		
	F.Options	115,416,355		493,196,198
12.	Memberships in exchanges:			
	B. Owned, at cost		2,277,650	2,277,650
14.	Property, furniture, equipment & leasehold improvements: At cost (net of accumulated depreciation)		11,028,218	11,028,218
15.	Other Assets:			
	A. Dividends and interest receivable	1,184,349	45,002	
	C. Loans and advances		65,470	1,294,821
16.	TOTAL ASSETS	$845,524,559	$ 13,416,340	$858,940,899

BERNARD L. MADOFF INVESTMENT SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
AS OF OCTOBER 31, 2002

LIABILITIES AND OWNERSHIP EQUITY

		Total
	Liabilities	
19.	Payable to brokers or dealers or clearing organizations:	
	A. Failed to receive:	
	2. Other	$ 271,727
	D. Clearing organizations:	
	2. Other	1,665,755
22.	Securities sold not yet purchased at market value	414,864,019
23.	Accounts payable and accrued liabilities and expenses:	
	E. Accrued expenses and other liabilities	3,646,892
	F. Other	492,506
26.	TOTAL LIABILITIES	$420,940,899
	Ownership Equity	
27.	Member's Equity	438,000,000
31.	TOTAL LIABILITIES AND OWNERSHIP EQUITY	$858,940,899